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                                                                     EXHIBIT 1.1

                         [AMENDED AND RESTATED VERSION]

12.7.01

                             THE COMPANIES ORDINANCE
                            COMPANY LIMITED BY SHARES

                            MEMORANDUM OF ASSOCIATION

                                       Of

                             TIOGA TECHNOLOGIES LTD.

1.   The name of the Company is: Tioga Technologies Ltd.

2.   The objects for which the Company is established are:

     (a)   (i)  To engage in the activity or business of developing,
                manufacturing, producing, processing, vending, purchasing, licensing (as licensor or licensee), leasing (as lessor or lessee), importing, exporting, supplying, distributing, acting as agent for or dealer in, or otherwise handling or dealing in any products, materials, goods, wares, merchandise and movable property of every kind and description, and to engage in the activity or business of furnishing, supplying, buying, selling, promoting, leasing (as lessor or lessee), licensing (as licensor or licensee), importing, exporting, distributing, acting as agent for or dealer in, or otherwise handling or dealing in, any service.

           (ii) To acquire, create, form, operate, encourage or otherwise promote or manage any kind of enterprise.

     (b) To engage, directly or indirectly, in any lawful undertaking or business whatsoever, mercantile, manufacturing or otherwise, in which it is lawful for a company to engage, or in which it would be lawful for an individual to engage, and to have and exercise all powers conferred by the State of Israel on companies organized for profit under the companies laws of the State of Israel.

     (c) To hold lands generally, purchase, take on lease or exchange or acquire with or without consideration any rights or interests in land, buildings, structures or plantations of any type or description whatsoever, to erect, construct, improve, repair, furnish, enlarge, alter or demolish any building or structure, sell, lease, exchange, mortgage or otherwise dispose of, with or without consideration, and generally to deal in lands, buildings, structures and plantations upon such terms and conditions as the Company may deem fit.

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     (d)   To form, promote, organize and assist or aid in forming, promoting or organizing of companies, syndicates or partnerships of all kinds for the purpose of acquiring and undertaking any property and liabilities of the Company and of advancing, directly or indirectly, the attainment of any of the objects thereof, or for any other purpose which the Company may think expedient, and to take or otherwise acquire, hold and dispose of shares, debentures and other securities in or of any such company and to subsidize or otherwise assist any such company.

     (e) To apply for, obtain, acquire, hold maintain, exploit and sell and transfer permits, licenses, leases and other rights and interests of any kind which entitle, permit or enable the Company to engage in any business or activity which the Company is authorized to engage in.

     (f) To carry on the business of owners, managers and operators of hotels, rest houses and recreation houses, cafes, pension houses, clubs, restaurants and bars.

     (g) To apply for, purchase or otherwise acquire and obtain, whether in Israel or abroad, any patents, patent rights, brevets d'Invention, licenses, protections and concessions and any rights of use or exploitation thereof thereunder (hereinafter collectively referred to as "patent rights") which, in the opinion of the Company, may appear likely to be advantageous to the company and to protect, prolong and renew the same, and also to use patent rights, to work in accordance therewith, to exploit and derive any benefit from the same, to enter into agreements and do all acts regarding the use or exploitation or derivation of any benefit whatsoever from patent rights, and to sell or otherwise transfer patent rights, and to grant licenses and privileges in respect of the same.

     (h) To enter into any arrangements with the State of Israel, or with any other state or with any government or authority, whether supreme, municipal, local or otherwise, which may seem conducive to the Company's objects or any of them and to obtain from any such state, government or authority any concessions, grants, rights or privileges whatsoever as the Company may think fit or which seem to the Company capable of being turned to account, and to comply with, work, develop, carry out, exercise and turn to account any such arrangements, concessions, grants, rights or privileges.

     (i) To enter into any partnership or arrangement in the nature of a partnership, cooperation or union of interests with any company or person engaged or interested or about to become engaged or interested in the establishment, carrying on or conduct of any business or enterprise which the Company is authorized to establish, carry on or conduct, or from which the Company would or might derive any benefit, whether direct or indirect, and to subsidize or aid any company or person whatsoever.

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     (j)   To borrow and raise monies and secure the repayment thereof in the manner and on the terms as the Company may deem advisable, and particularly by the issue of debentures, debenture stock, bonds, obligations, mortgages and securities of all kinds and for that purpose to mortgage and charge in any manner whatsoever the Company's property, in whole or in part, present and future, whether movable or immovable, including its uncalled capital and any specific property and any of the rights of the Company.

     (k) To lend monies and to grant credits to any person in such manner and upon such conditions as the Company may deem expedient and to receive from those to whom the Company shall lend monies or grant credit or for whom the Company shall give guarantees, all such securities as the Company may deem fit, including debentures, debenture stocks, bonds, obligations, mortgages on immovables and movable property and other pledges and charges, including floating charges, and to sell, transfer, assign, surrender, release or discharge all such securities on such terms and conditions as the Company may deem fit.

     (l) To guarantee for any other person the payment of monies and the performance of agreements, contracts and undertakings and to secure the performance of the guarantee by securities (as hereinbefore specified) and to redeem, discharge and pay off all such securities.

     (m) To participate in the establishment, formation, management of businesses, concerns or transactions of any industrial enterprise and to participate in the supervision or control thereof and for such purpose to act as directors or sole director and to appoint managers, accountants or experts or attorneys and to remunerate them for their work.

     (n) To engage in the management of or consulting to businesses, transactions and ventures, whether commercial or otherwise, connected with the business of the Company or incidental thereto.

     (o) To undertake and engage in the business of agents and representatives and to receive monies, securities, assets and chattels of any kind for transfer, safeguarding or dealing as the Company will deem conducive to its principal objects, either with or without consideration and in any manner whatsoever.

     (p) To establish any trust for the issue, with preferred, deferred or other rights, of stock and securities or certificates or other documents based on or representing shares, stock or other assets allocated for the objects of any such trust, and to determine, arrange and, if the Company shall think fit, to undertake and to execute any such trust, and to issue, hold or transfer to others any stock, securities and certificates or other documents conferring preferred, deferred or other rights as aforesaid.

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     (q)   To act as trustee by virtue of any document creating or securing debentures, debenture stock, obligations or other securities and to undertake and execute any trust duties and to undertake to perform the duties of directors, receivers, treasurers, custodians and trust company and to act in any such capacity.

     (r) To undertake and perform the duties of trusteeships, the implementation of which may be desirable, whether for reward or otherwise.

     (s) To appoint any company or person as trustees for the holding of securities for the Company and for the protection of its interests.

     (t) To hold on behalf of others any property which the Company is entitled to acquire.

     (u) In connection with the principal objects of the Company or in relation thereto, to purchase or otherwise acquire and undertake whether as a going concern or otherwise, any business of any person or company or any property, assets, goodwill, rights and liabilities of the proprietors of that business, whether connected with or incidental to such business.

     (v) To amalgamate or merge with any company and to do all acts and things (whether by the formation of companies or otherwise) required or conducive to the amalgamation or merger of the activities of any companies, concerns, firms or industries of all kinds, and to establish concerns for the sale of their products.

     (w) To engage in the exploration and the exploitation of natural resources, including minerals, underground strata, subsea water, seas, lakes, rivers, brooks, wells, springs, pools, whether stagnant or running.

     (x) To deal in metals, salts, acids, alkalines and other chemicals, basic or compound, rubber, precious stones and pearls, electricity, electrical works, radio, leather, paper, glass, wood, stone, minerals, building materials of all kinds and raw materials of all kinds.

     (y) To deal in and grow plants, wild, cultivated and others, fruits and vegetables, animals of all descriptions, and in all kinds of food stuffs.

     (z) To carry on commercial and industrial agencies of all branches and kinds.

     (aa) To carry on the business of transportation of any kind by land, sea and air.

     (bb) To engage in industry and manufacture, build, erect, extend, improve, maintain and supervise, control and manage factories and workshops, laboratories and installations and to engage in research and experiments for the advancement of science and to deal in products of any kind.

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     (cc)  To build, construct, erect, expand, improve, develop, supervise or maintain stores, garages, workshops, works for the supply of light and heat, water works, shops, hotels, clubs, places of worship, reading rooms, restaurants, baths, bathing beaches, places of entertainment, parks, dwelling houses and other buildings and all constructions and other conveniences which the Company may think useful or necessary.

     (dd) To engage in all scientific, technical and other research and experiments, including such research and experiment for the purpose of improving or seeking to improve any inventions and patent rights which the Company shall be entitled to, or shall acquire or propose to acquire.

     (ee) To sell or otherwise liquidate the property or any investment of the Company.

     (ff) To insure the Company, its property, installations, undertakings, business and operations, in whole or in part, against all damage, loss, risk or liability.

     (gg) To provide for the welfare of employees or ex-employees of the Company and of their wives, families, relatives or dependents by building or contributing to the building of houses or flats or by grant of pensions, allowances, bonus or other payments or by creating, subscribing or contributing to provident funds, associations, institutions, funds or trusts or by establishing or subscribing or contributing towards places of instruction or rest, hospitals, dispensaries or by giving medical or other attendance or in any other manner as the Company shall think fit.

     (hh) To invest and deal with the monies of the Company not immediately required for the business of the Company in such manner as the Company may from time to time determine.

     (ii) To sell, lease, mortgage, abandon or otherwise transfer the Company's undertaking, in whole or in part, for such consideration as the Company may deem fit, and in particular in consideration for shares, debentures or securities of any company having objects wholly or partly similar to those of the Company.

     (jj) To distribute among its members in specie or kind the property or assets of the Company in whole or in part, or any proceeds of sale or disposal of any property or assets of the Company, but so that no distribution amounting to a reduction of capital shall be made except with the sanction required by law.

     (kk) To cause and procure the registration or recognition of the Company in, or under the laws of, any country or place in the world, to obtain and cause the enacting of any law, enactment, ordinance or administrative or judicial order or otherwise in Israel or any other country or place in the world in order to enable the Company to attain its objects and to take all such steps as may be necessary for the grant to the Company of rights and privileges in any part of the world.

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     (ll)  To engage in investment, subscription for purchase, purchase
           (including purchase by exchange) and holding of shares, stock, debentures, debenture stock, obligations, bonds and any securities issued or prepared in Israel or abroad by any Company, whether established in Israel or abroad and whether it engages in business in Israel or not, and to do the same by preliminary subscription for purchase, participation in syndicates, offer, purchase, exchange or otherwise, to guarantee subscription for purchase as aforesaid, to utilize and pursue all rights and powers conferred by virtue of the ownership thereof or incidental thereto and to purchase or otherwise acquire any hold shares, debentures, obligations, bonds or securities of any other kind, issued in Israel or abroad.

     (mm) To acquire in any manner movables or all kinds of rights or concessions which the Company may deem beneficial or advantageous for the objects of its business or for any other object and to sell, charge, give on lease or otherwise transfer such property and rights.

     (nn) To do in Israel as well as in any country or place in the world all acts and things which the Company is entitled - by virtue of law or of this Memorandum of Association to do in Israel, and to do all or any of the above acts or things as may appear to the Company conductive, useful or incidental to the attainment of the objects set out in this Memorandum either as principal, agent, trustee, contractor or otherwise and either alone or in conjunction with others.

     (oo) In connection with the objects of the Company to enter into all contracts and agreements and to sign all deeds, documents and instruments.

And it is hereby agreed that in this Memorandum of Association the following expressions shall have the following meanings:

"Person" includes, save where this expression relates to this Company, any company, co-operative society, partnership, any other corporation, body politic or public or other juristic person or body of person whether incorporated or unincorporated.

"To deal in" - "to carry on the business of" - "to engage in" - "to do" - "to act" - include to deal in and to do by way of promoting, founding, establishing, holding, carrying on, assisting, managing, developing, improving, advancing, producing, renewing, dealing in, quarrying, mining, pumping, producing, exploring, owning, taking on lease, giving on lease, hiring, letting, purchasing, selling, exchanging, participating, partitioning, encumbering, accepting encumbrances, accepting rights or benefits, granting rights or benefits, trading, supplying, marketing, carrying, importing, acting as commission agents and in any other way whatsoever.

"Property" - includes immovables and movables, rights, interests and privileges of any kind whatsoever, choses in possession or in action, permits, licenses, leases and concessions whether in existence or future, goodwill and the right to use the same.

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     AND it is hereby agreed and declared that, save where otherwise expressly provided, each of the objects and powers set out in each of the paragraphs of this Clause, expressly or impliedly, is an independent main object and shall in no ways be limited or restricted by reference to or inference from any of the other paragraphs of this Clause or the name of the Company.

3.   The liability of the members is limited.

4. The share capital of the Company is five million New Israeli Shekels (NIS 5,000,000) divided into fifty million (50,000,000) ordinary shares of nominal value of ten Agorot (NIS 0.10) each.

The rights and classes of the shares shall be set out in the Articles of Association of the Company as in force from time to time.

WE, the several persons, whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

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                                   SUBSCRIBERS

1.   G.L.E. Trust Services Ltd. - 99 Ordinary Shares
     2 Ibn Gvirol St., Tel Aviv 64077 Israel
     Trust Company

     By: /s/ Yehuda M. Levy, Authorized Signatory
     Witness to signature:  /s/ Noam Peskin

2.   G.L.E. Trust Assets Ltd. - 1 Ordinary Share
     2 Ibn Gvirol St., Tel Aviv 64077 Israel
     Trust Company

     By: /s/ Yehuda M. Levy, Authorized Signatory
     Witness to signature:  /s/ Noam Peskin

December 12, 1999

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